SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Force Protection, Inc.

(Name of Subject Company (Issuer))

Falcon Acquisition Corp.

a wholly-owned subsidiary of

General Dynamics Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

Gregory S. Gallopoulos, Esq. Senior Vice President, General Counsel and Secretary General Dynamics Corporation 2941 Fairview Park Drive, Suite 100 Falls Church, Virginia 22042-4513 (703) 876-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph P. Gromacki, Esq. Brian R. Boch, Esq. Jeffrey R. Shuman, Esq. Jenner & Block LLP 353 N. Clark Street Chicago, Illinois 60654-3456 (312) 222-9350

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$358,738,077	$41,111.39

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $5.52, the per share tender offer price, by the 64,988,782 outstanding shares of common stock of Force Protection, Inc. (including 1,279,651 outstanding time vested restricted shares and 691,550 outstanding performance-based restricted shares) as of November 4, 2011.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,111.39	Filing Party: General Dynamics Corporation and Falcon Acquisition Corp.
Form or Registration No.: 005-54295	Date Filed: November 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 18, 2011 by (i) Falcon Acquisition Corp., a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), and (ii) Parent (the “Initial Schedule TO” and which, together with this Amendment No. 1 and any amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.001 per share (“Shares”), of Force Protection, Inc., a Nevada corporation (the “Company”), that are issued and outstanding, at a price per Share of $5.52, in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Initial Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule TO and the related exhibits incorporated therein by reference.

This Amendment No. 1 is being filed to amend and supplement Items 1-11 and Item 12 as reflected below.

Items 1-11.

Item 4 and Item 5 of the Initial Schedule TO are hereby amended and supplemented by adding the following:

“On November 30, 2011, Parent, Purchaser and the Company amended the Merger Agreement to change the date in the first sentence of Section 7.7(a) thereof from seven business days to 30 business days. A copy of the amendment to the Merger Agreement is attached hereto as Exhibit (d)(3) and is incorporated herein by reference.”

The Offer to Purchase is hereby amended and supplemented by:

A.	Adding the following paragraph at the end of “Section 11—Background of the Offer”:

“On November 30, 2011, Parent, Purchaser and the Company amended the Merger Agreement to change the date in the first sentence of Section 7.7(a) thereof from seven business days to 30 business days. A copy of the amendment has been included as an exhibit to the Schedule TO.”

B.	Amending the first sentence of “Section 13—The Transaction Documents—The Merger Agreement—Company Stockholder Approval” by replacing the reference therein to “seven business days” with “30 business days.”

C.	Amending and restating the information set forth in “Section 16—Certain Legal Matters; Regulatory Approvals—Certain Litigation” in its entirety as follows:

“Certain Litigation

In connection with the transactions contemplated by the Merger Agreement, the following complaints were filed naming as defendants the Company, Parent, Purchaser, and/or the members of the Company Board:

•

A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 8, 2011, which was amended on November 25, 2011, captioned Jeffrey Wiener v. Michael Moody, et al. (as amended, “Wiener I”);

•

A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 9, 2011, captioned Hector L. Torres v. Force Protection, Inc., et al., which was amended and consolidated into Wiener I on November 25, 2011;

•	A complaint in the First Judicial District Court in Carson City, Nevada, dated November 9, 2011, captioned Jean Marie Cinotto v. Force Protection, Inc., et al.;

•	A complaint in the First Judicial District Court in Carson City, Nevada, dated November 9, 2011, captioned Bhavdip Bhayani, et al. v. Michael Moody, et al.;

•

A complaint in the Ninth Judicial District in Charleston County, South Carolina, dated November 14, 2011, which was amended on November 21, 2011, captioned Charlotte Wippler v. General Dynamics Corporation, et al.;

•	A complaint in the Second Judicial District Court in Washoe County, Nevada, dated November 14, 2011, captioned Wilmont Striegel v. Force Protection, Inc., et al.;

•	An amended complaint in the First Judicial District Court in Carson City, Nevada, dated November 14, 2011, captioned Nicola Saulle v. Frank Kavanaugh, et al.;

•	A complaint in the Second Judicial District Court in Washoe County, Nevada, dated November 14, 2011, captioned John T. Campbell v. Force Protection, Inc., et al.;

•	A complaint in the Second Judicial District Court in Washoe County, Nevada, dated November 14, 2011, captioned Eduardo Sosa v. Michael Moody, et al.;

•	A complaint in the Second Judicial District Court in Washoe County, Nevada, dated November 14, 2011, captioned Robert Strand v. Force Protection, Inc., et al.;

•

A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 18, 2011, captioned Thomas E. Young, II v. Michael Moody, et al., which was amended and consolidated into Wiener I on November 25, 2011;

•	A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 18, 2011, captioned David Jager v. Force Protection, Inc., et al.;

•	A complaint in the United States District Court for the District of Nevada, dated November 21, 2011, captioned Devin Weisleder v. Force Protection, Inc., et al.;

•	A complaint in the Ninth Judicial District in Charleston County, South Carolina, dated November 22, 2011, captioned Gene Alter v. General Dynamics, et al.;

•	A complaint in the Ninth Judicial District in Charleston County, South Carolina, dated November 23, 2011, captioned Joseph Coniglione v. Michael Moody, et al.;

•	A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 23, 2011, captioned Jeffrey Wiener v. Lynn Brubaker, et al.; and

•	A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 23, 2011, captioned Robert Ackerman, et al. v. Force Protection, Inc., et al.

The plaintiffs in these complaints generally allege, among other things, that members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the sale of the Company and that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their claims, the plaintiffs allege that the proposed transaction between the Company and Purchaser undervalues the Company, involves an inadequate sales process and preclusive deal protection devices, and involves conflicts of interests. The plaintiffs in several of the complaints also allege that the parties failed to disclose all material information about the transaction and/or that the disclosure documents contain misleading information. The plaintiffs seek to obtain damages and/or to enjoin the transaction. They also seek attorneys’ and other fees and costs, in addition to seeking other relief. Parent and Purchaser believe that the plaintiffs’ allegations lack merit and intend to contest them vigorously.

The plaintiff in the complaint captioned Nicola Saulle v. Frank Kavanaugh, et al. also makes additional claims on behalf of the Company against various present and former directors and officers of the Company that are unrelated to the transactions contemplated by the Merger Agreement.”

D.	Adding the following paragraph at the end of “Section 16—Certain Legal Matters; Regulatory Approvals—Antitrust—U.S. Antitrust Laws”:

“On November 28, 2011, Parent and the Company filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC. On December 1, 2011, Parent voluntarily withdrew and re-filed its Notification and Report Form in order to facilitate the completion of the Antitrust Division’s review of the Offer and the Merger prior to the initially scheduled Expiration Date. Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on December 16, 2011, unless early termination of the waiting period is granted or a party receives a request for additional information or documentary material.”

Item 12. Exhibits

Item 12 of the Initial Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(d)(3)	Amendment No. 1 to the Merger Agreement, dated as of November 30, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2011

GENERAL DYNAMICS CORPORATION

By:	/S/ GREGORY S. GALLOPOULOS
Name:	Gregory S. Gallopoulos
Title:	Senior Vice President, General Counsel and Secretary

FALCON ACQUISITION CORP.

By:	/S/ GREGORY S. GALLOPOULOS
Name:	Gregory S. Gallopoulos
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(B)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(C)	Form of Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on November 18, 2011, incorporated herein by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(G)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(H)	Email from Assistant Corporate Secretary of Force Protection, Inc., to certain employees of Force Protection, Inc., dated November 15, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Force Protection, Inc. filed November 15, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011, incorporated herein by reference.

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of General Dynamics Corporation, dated November 7, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of General Dynamics Corporation filed November 7, 2011.

(b)(1)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc., incorporated herein by reference to Exhibit 2.1 to the second Current Report on Form 8-K of Force Protection, Inc. filed November 7, 2011.

(d)(2)	Confidentiality Agreement dated as of October 13, 2010, as amended by an amendment, dated as of October 11, 2011, between the Company and General Dynamics Land Systems Inc., incorporated herein by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011.

(d)(3)	Amendment No. 1 to the Merger Agreement, dated as of November 30, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.